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                             August 7, 2023

       Tianyu Xia
       Chief Financial Officer
       HiTek Global Inc.
       Unit 304, No. 30 Guanri Road
       Siming District
       Xiamen City, Fujian Province
       People   s Republic of China

                                                        Re: HiTek Global Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 27,
2023
                                                            File No. 001-39339

       Dear Tianyu Xia:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Introductory Notes, page ii

   1. We note from your disclosure on page 1 that you exclude Hong Kong and Macau from your definition of
PRC    or    China    for the purpose of your annual report. Please revise
                                                        to remove the exclusion
of Hong Kong and Macau from such definition. Clarify that all the legal and
operational risks associated with having operations in the People   s Republic
                                                        of China (PRC) also
apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure
does not narrow risks related to operating in the PRC to mainland
                                                        China only. Where
appropriate, you may describe PRC law and then explain how law in
                                                        Hong Kong and Macau
differs from PRC law and describe any risks and consequences to the company associated
with those laws.
 Tianyu Xia
HiTek Global Inc.
August 7, 2023
Page 2
Item 3. Key Information
Our Corporate Structure, page 1

2. Please revise to include a footnote to your diagram which identifies the VIE shareholders, their relationship to the company, if any, and their percentage ownership in each entity.
Selected Condensed Consolidating Financial Statements of Parent, Subsidiaries, VIE and its
Subsidiaries, page 36

3. Please revise to address the following as it relates to your condensed consolidating financial statements:
          Include a separate line item in the VIE and its Subsidiaries (VIE) column of the statements of operations reflecting any expense paid to WFOE and its Subsidiary
          (WFOE) for services pursuant to the terms of the Exclusive Consulting and Service
          Agreement. Also, clarify whether the "income for VIE and its subsidiaries" in the
          WFOE column represents the service fee income received from the VIE pursuant to this Agreement. To the extent service fees have not been paid, please explain.
          Relabel the balances sheet line item titled    Equity in the VIE and
its subsidiaries
          through the VIE Agreements    so as not to give the impression that
the WFOE holds
          any equity interest in the VIE. In this regard, consider renaming this line item to, for
          example,    net assets of    VIE and its subsidiaries thought the VIE
Agreements.
          Revise to present any intercompany receivables and payables between the VIE and the parent company, and the VIE and the WFOE, separately from any amounts due to/due from between the parent, WFOE and other subsidiaries. In this regard, at a minimum any unpaid service fees between the VIE and WFOE should be reflected in separate line items as due to WFOE in the VIE column and due from VIE in the
          WFOE column. To the extent such amount have been paid, ensure they are properly reflected in the consolidating cash flow worksheet.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                            Sincerely,
FirstName LastNameTianyu Xia
                                                            Division of
Corporation Finance
Comapany NameHiTek Global Inc.
                                                            Office of
Technology
August 7, 2023 Page 2
cc:       Joan Wu
FirstName LastName